

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2015

Fatima Khan
Chief Executive Officer
Intelligent Cloud Resources Inc.
2602 Innisfil Road
Mississauga, ON L5M 4H9
Canada

> **Re: Intelligent Cloud Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 27, 2015**
> **File No. 333-202294**

Dear Ms. Khan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 15, 2015.

Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Description of Business

Cloud Computing Market in Canada, page 33

1.   We note the third-party websites that you disclose in this section. Where you include a hyperlink in your prospectus, you assume responsibility for the hyperlinked information as if it were part of your document. Refer to footnote 41 of Release No. 33-7856 (April 28, 2000). Please revise to delete the hyperlink or advise.

Note 6. Subsequent Events, page S-19

2.   We note your response to prior comment 3 that amounts owed from your CEO and CFO have been subsequently settled and are no longer outstanding. Please expand your subsequent events footnote to identify these transactions and to explain how they were settled.

Exhibits

3.   Please provide an updated consent from your accountants in your next amendment. Refer to Item 16 of Form S-1 and Item 601 of Regulation S-K.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding the comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, P.C.